UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

RumbleOn, Inc.
(Name of Issuer)

Class B Common Stock, par value $0.001 per share

(Title of Class of Securities)

Class B Common Stock – 781386 206
(CUSIP Number)

Steven R. Berrard
RumbleOn, Inc.
901 W. Walnut Hill Lane
Irving, Texas 75038
(469) 250-1185

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2020

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781386 206	Page 2 of 6

1.	NAMES OF REPORTING PERSONS Berrard Holdings Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)		(a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See instructions) WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	125,000 shares of Class A Common Stock*(1) 2,170,000 shares of Class B Common Stock*(2)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	125,000 shares of Class A Common Stock* 2,170,000 shares of Class B Common Stock*
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000 shares of Class A Common Stock* 2,170,000 shares of Class B Common Stock*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% of Class A Common Stock(3)(5) 5.04% of Class B Common Stock(4)(5)
14.	TYPE OF REPORTING PERSON (see instructions) PN

*
Berrard Holdings Limited Partnership (“ Berrard Holdings”) beneficially owns 125,000 shares of Class A Common Stock and 2,170,000 shares of Class B Common Stock. Berrard Holdings is a limited partnership controlled by Steven R. Berrard.
(1)
The Issuer's Class A Common Stock is not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
(2)
The Issuer’s Class B Common Stock is registered pursuant to Section 12(b) of the Exchange Act.
(3)
Based on 1,000,000 shares of the Issuer’s Class A Common Stock outstanding as of February 13, 2020. The Issuer’s Class A Common Stock is entitled to ten votes per share.
(4)
Based on 43,023,319 shares of the Issuer’s Class B Common Stock outstanding as of February 13, 2020. The Issuer’s Class B Common Stock is entitled to one vote per share.
(5)
As of February 13, 2020, Mr. Berrard has voting power representing approximately 6.5% of the Issuer’s outstanding common stock.

CUSIP No. 781386 206	Page 3 of 6

1.			NAMES OF REPORTING PERSONS Steven R. Berrard
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☑ (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) PF, OO
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	125,000 shares of Class A CommonStock* (1) 2,170,000 shares of Class B Common Stock* (2)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	125,000 shares of Class A Common Stock* 2,170,000 shares of Class B Common Stock*
	10.	SHARED DISPOSITIVE POWER
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000 shares of Class A Common Stock* 2,170,000 shares of Class B Common Stock*
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% of Class A Common Stock(3)(5) 5.04% of Class B Common Stock(4)(5)
14.			TYPE OF REPORTING PERSON (see instructions) IN

*
Berrard Holdings Limited Partnership (“ Berrard Holdings”) beneficially owns 125,000 shares of Class A Common Stock and 2,170,000 shares of Class B Common Stock. Berrard Holdings is a limited partnership controlled by Steven R. Berrard.
(1)
The Issuer's Class A Common Stock is not registered pursuant to Section 12 of the Exchange Act.
(2)
The Issuer's Class B Common Stock is registered pursuant to Section 12(b) of the Exchange Act.
(3)
Based on 1,000,000 shares of the Issuer's Class A Common Stock outstanding as of February 13, 2020. The Issuer's Class A Common Stock is entitled to ten votes per share.
(4)
Based on 43,023,319 shares of the Issuer's Class B Common Stock outstanding as of February 13, 2020. The Issuer's Class B Common Stock is entitled to one vote per share.
(5)
As of February 13, 2020, Mr. Berrard has voting power representing approximately 6.5% of the Issuer’s outstanding common stock.

CUSIP No. 781386 206	Page 4 of 6

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 17, 2017 (the “Original Schedule 13D”) by Steven R. Berrard and Berrard Holdings Limited Partnership (“Berrard Holdings”) (collectively, the “Reporting Person”). Other than as set forth herein, there has been no material change in the information set forth in the Original Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2 is amended by adding the following to the end of the item:

On March 31, 2017, the Issuer issued 1,161,920 shares of Class B Common Stock to certain investors and 275,312 shares of Class B Common Stock upon full conversion of an unsecured convertible note with the Reporting Person. Also on March 31, 2017, the Issuer completed the sale of 620,000 shares of Class B Common Stock, par value $0.001, at a price of $4.00 per share in a private placement (the “Private Placement”). The Reporting Person purchased 62,500 shares of Class B Common Stock in the Private Placement at a price of $4.00 per share.

On June 6, 2017, the Reporting Person sold 30,000 shares of Class B Common Stock at a price of $4.00 per share, 275,312 shares of Class B Common Stock at a price of $0.75 per share, and 100,000 shares of Class B Common Stock at a price of $0.04 per share.

On January 14, 2020, the Reporting Person purchased 200,000 shares of Class B Common Stock pursuant to an underwritten public offering at a price of $0.57 per share.

The 125,000 shares of the Issuer’s Class A Common Stock held by the Reporting Person represents 12.5% of the Issuer’s issued and outstanding shares of Class A Common Stock. The 2,170,000 shares of the Issuer’s Class B Common Stock held by the Reporting Person represents 5.04% of the Issuer’s issued and outstanding shares of Class B Common Stock. As of February 13, 2020, Mr. Berrard has voting power representing approximately 6.5% of the Issuer’s outstanding common stock.

The principal business address of the Reporting Person is 901 W. Walnut Hill Lane, Irving, Texas 75038. Mr. Berrard’s principal occupation is Chief Financial Officer of the Issuer. Mr. Berrard is a United States citizen. Berrard Holdings is a limited partnership organized under the State of Florida.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following text to the end of the item:

The information regarding the transactions between March 31, 2017 and January 14, 2020 in Item 2 is incorporated herein by reference. The source of funds used in connection with such acquisitions by the Reporting Person were working capital, other and personal funds.

Item 4. Purpose of Transaction.

Item 4 is amended by adding the following paragraph to the end of the item:

All acquisitions were for investment purposes.

Item 5. Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

CUSIP No. 781386 206	Page 5 of 6

(a)
The Reporting Person is the beneficial owner of (i) 125,000 shares of Class A Common Stock of the Issuer, representing 12.5% of the Issuer’s Class A Common Stock and (ii) 2,170,000 shares of Class B Common Stock of the Issuer, representing 5.04% of the Issuer’s Class B Common Stock. The  Issuer's Class A Common Stock is not registered pursuant to Section 12 of the Exchange Act. The Issuer’s Class B Common Stock is registered pursuant to Section 12(b) of the Exchange Act. As of February 13, 2020, Mr. Berrard has voting power representing in the aggregate approximately 6.5% of the Issuer’s outstanding common stock. The percentage of beneficial ownership is based upon (i) 1,000,000 shares of Class A Common Stock and (ii) 43,023,319 shares of Class B Common Stock outstanding as of February 13, 2020.

(b)
The information contained on the cover page to the Original Schedule 13D and this Amendment is incorporated herein by reference.

(c)
Transactions in the Issuer’s securities affected by the Reporting Person during the past sixty days:

The information set forth above in Item 2 is incorporated herein by reference.

There were no transactions in the last 60 days, except as set forth in Item 2.

(d)-(e) Not applicable.

CUSIP No. 781386 206	Page 6 of 6

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020	By:	/s/ Steven R. Berrard
Steven R. Berrard
Steven R. Berrard, individually

BERRARD HOLDINGS LIMITED PARTNERSHIP

By: Berrard Holdings, LLC, its general partner

Dated: February 14, 2020	By:	/s/ Steven R. Berrard
Steven R. Berrard, its sole Manager